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                               November 15, 2023

       Leonard Liptak
       Chief Executive Officer
       ProSomnus, Inc.
       5675 Gibraltar Drive
       Pleasanton, CA 94588

                                                        Re: ProSomnus, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed November 1,
2023
                                                            File No. 333-275241

       Dear Leonard Liptak:

              We have conducted a limited review of your registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form S-1 filed november 1, 2023

       General

   1. In relation to the 5,454,524 shares of common stock issuable upon the exercise of the transaction warrants
issued in the September 20, 2023, private placement, please tell us your basis for
registering the offering of these shares on a primary basis. In this regard, we note that these shares
and warrants were issued pursuant to the exemptions provided in
                                                        Section 4(a)(2) of the
Securities Act and Regulation D promulgated thereunder, and are exercisable within one
year. Please consider the rationale set out in Securities Act
                                                        Sections C&DI Questions
139.09, 239.15, and 103.04.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Leonard Liptak
ProSomnus, Inc.
November 15, 2023
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Nicholas O'Leary at 202-551-4451 or Margaret Schwartz at 202-551-7153
with any other questions.



                                                           Sincerely,

FirstName LastNameLeonard Liptak                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
Comapany NameProSomnus, Inc.
                                                           Services
November 15, 2023 Page 2
cc:       Andrew Hoffman, Esq.
FirstName LastName